June 23, 2026

Mindy Rotter, Esq., CPA

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Ms. Rotter:

On June 9, 2026, you provided comments (the “Comments”) on the Annual Reports (the “Annual Reports”) for the:

•	IMS Capital Value Fund and IMS Strategic Income Fund (collectively, the “IMS Funds”) for the fiscal year ended June 30, 2025;
•	M3Sixty Income and Opportunity Fund (the “Income and Opportunity Fund”) for the fiscal year ended November 30, 2025;
•	M3Sixty Small Cap Growth Fund (the “Small Cap Fund”) for the fiscal year ended May 31, 2025; and
•	Timber Point Alternative Income Fund and Timber Point Global Allocations Fund (collectively, the “Timber Point Funds”) for the fiscal year ended September 30, 2025

(each a “Fund” and a series of the Trust, and collectively the “Funds”). This correspondence filing responds to those Comments. For your convenience and reference, the Comments are summarized below, and the Trust’s response follows each Comment.

1.	Comment: For all Funds, please confirm in correspondence that the current Form N-CSR will be used going forward. The most recent version of the form can be found on the SEC’s website. The updated form includes Items 4.i and 4.j, which must be addressed even if the response is not applicable.

Response: The Trust confirms that it will use the current version of Form N-CSR, as published on the SEC’s website, for all future filings on behalf of each Fund in the complex. The Trust further confirms that it will address Items 4(i) and 4(j) of the updated form in all future Form N-CSR filings. With respect to the Annual Reports that are the subject of the Comments, the Trust confirms that the responses to both Items 4(i) and 4(j) would have been “Not Applicable.” Item 4(i) requires disclosure of whether the registrant has retained, for the preparation of the audit report on its financial statements, a registered public accounting firm that has a branch or office located in a foreign jurisdiction and that the Public Company Accounting Oversight Board (“PCAOB”) has determined it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. Item 4(j) requires disclosure, for a registrant that is a foreign private issuer, of the retention of such a firm. None of the Funds is a foreign private issuer, and the Trust’s independent registered public accounting firm, Tait, Weller & Baker LLP (“Tait Weller”), does not have any branch or office subject to a PCAOB inspection limitation of the type described in Item 4(i). Accordingly, both Items 4(i) and 4(j) are not applicable to the Funds, and the Trust will so indicate in all future Form N-CSR filings.

2.	Comment: Please explain in correspondence how the IMS Funds and the M3Sixty Small Cap Growth Fund have complied with the disclosure requirements of ASC 280-10-50-5 regarding their Chief Operating Decision Maker (“CODM”).

Response: Each of the IMS Funds and the Small Cap Fund has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures ("ASU 2023-07"), and has included CODM disclosure in the notes to the financial statements in its applicable Annual Report. In each case, the disclosure confirms that the applicable Fund operates as a single reportable segment and identifies the Fund’s investment adviser as the CODM, who is responsible for assessing the performance of the Fund’s single segment, deciding how to allocate the segment’s resources, and reviewing the information in the Fund’s financial statements to perform that function. Adoption of ASU 2023-07 impacted financial statement disclosures only and did not affect any Fund’s financial position or results of operations.

The Trust confirms that, commencing with the next Annual Report for each of these Funds, the CODM disclosure will identify a specific individual at the applicable investment adviser who has been designated as the Fund’s CODM, rather than referring to the adviser entity as a whole, in order to more precisely satisfy the requirements of ASC 280-10-50-5. The Trust will continue to include CODM disclosure consistent with ASC 280-10-50-5 in all future Annual Reports for these Funds.

FinTech Law

6224 Turpin Hills Drive | Cincinnati, OH 45244-3557 | fintechlaw.ai | (513) 991-8472

3.	Comment: The Timber Point Funds hold a significant amount of net assets in other funds. Please provide disclosure in the financial statements informing shareholders how they may obtain a copy of the underlying funds’ financial statements. See DSCFO letter dated November 22, 2019.

Response: The Trust acknowledges this comment and the guidance provided in the Division’s November 22, 2019, DSCFO letter. The Trust confirms that it will include disclosure in the notes to the financial statements for each Timber Point Fund in future Annual Reports informing shareholders how they may obtain copies of the financial statements of the underlying funds held by each such Fund. This disclosure will be included commencing with the Timber Point Funds’ next Annual Report for the fiscal year ending September 30, 2026.

4.	Comment: For the Timber Point Funds, EDGAR shows Active Share/Investor Class shares. The notes to the financial statements indicate that each Fund offers one class of shares. Please confirm in correspondence that EDGAR will be updated.

Response: The Trust confirms that each Timber Point Fund currently offers only one class of shares, Institutional Class. The Trust has worked with its administrator to review and correct the class information reflected in EDGAR for each Timber Point Fund, and confirms that the EDGAR records for each Timber Point Fund have been updated to reflect a single class of shares, consistent with the current prospectus and the notes to the financial statements.

5.	Comment: For all Funds except the Income and Opportunity Fund, please explain in correspondence why the audit opinion does not make reference to confirmation of securities owned as of the applicable year-end with brokers. In addition, please explain whether the opinion needs to be corrected and whether an amended Form N-CSR should be filed.

Response: The Trust has confirmed with both its administrator and its independent registered public accounting firm, Tait Weller, that the audit opinions for all Funds other than the Income and Opportunity Fund are correct as issued and that no correction or amendment to any Form N-CSR filing is required. Specifically, the administrator has confirmed that, other than the Income and Opportunity Fund, no Fund in the Trust has any agreements with, or holds any securities at, outside broker-dealers. All portfolio securities for these Funds are held exclusively at their respective custodians. Because no securities are held away from the custodian, broker confirmation procedures are not applicable to these Funds, and the omission of such language from their respective audit opinions reflects this. Tait Weller has further confirmed that it reviewed all of the audit opinions for the Funds in question and that each opinion is correct. Tait Weller has advised that the broker confirmation language included in the Income and Opportunity Fund’s audit opinion reflects that Fund’s open purchase transactions at year-end, for which broker confirmations were sent and received. For all other Funds, there were no open purchases at fiscal year-end, and accordingly, broker confirmation procedures were not performed, and broker confirmation language is not required to be included in those audit opinions. The audit opinions for these Funds are consistent with applicable auditing standards.

6.	Comment: For the IMS Funds, please consider disclosing the number of days that the line of credit was in use in the notes to the financial statements going forward.

Response: The Trust confirms that it will include disclosure of the number of days that the line of credit was outstanding during the fiscal year in the notes to the financial statements for the IMS Funds in future Annual Reports, beginning with the IMS Funds’ Annual Report for the fiscal year ending June 30, 2026. The Trust will consult with its administrator and auditor regarding the appropriate placement and form of such disclosure.

7.	Comment: For the Small Cap Fund, the Staff noted cash and cash equivalents disclosed in the Statement of Assets and Liabilities, but no accompanying accounting policy in the notes to the audited financial statements. Please consider adding the accounting policy regarding cash and cash equivalents to the Significant Accounting Policies in the notes to the audited financial statements.

Response: The Trust confirms that it will add an accounting policy for cash and cash equivalents to the Significant Accounting Policies section of the notes to the audited financial statements for the Small Cap Fund beginning with the Fund’s next Annual Report for the fiscal year ending May 31, 2026. The Trust will work with its administrator and auditor to ensure that the policy is appropriately drafted and included.

Please contact me at (513) 991-8472 or bo@fintechlaw.ai regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Assistant Secretary to the Trust

cc:	Larry Beaver, Treasurer

Randy Linscott, President

Richard Yates, Chief Compliance Officer and Secretary